Exhibit 99.2

                                                                   June 20, 2003

Dear Shareowner:

         I am pleased to inform you that today the Board of Directors of Nam Tai Electronics, Inc. has approved a resolution to effect a three-for-one stock split of all outstanding Nam Tai common shares on June 30, 2003.

         Holders of record of Nam Tai's common shares as of the close of business on June 30, 2003, which will be the record date, will receive two shares of Nam Tai common shares for every one share of Nam Tai common shares held. No action is required on your part to receive your new Nam Tai common shares and you need not surrender your old certificates to receive new certificates. PLEASE DO NOT RETURN YOUR PRESENT CERTIFICATES TO THE COMPANY AND DO NOT DESTROY THEM.

         The stock split is tax free to you to the extent that you receive new Nam Tai common shares. Your trading costs will increase to the extent that you will be trading a greater number of common shares representing the same percentage interest in Nam Tai.

         The Board of Directors voted to approve the stock split in order to enhance the liquidity of Nam Tai common shares. The stock split will increase the number of Nam Tai common shares outstanding from 12,169,168 shares as of June 19, 2003 to approximately 36,507,504 shares as of the close of business on June 30, 2003. The par value of each common share will remain $0.01. In connection with the stock split, the Board of Directors approved an amendment to Nam Tai's Memorandum and Articles of Association to increase the company's authorized share capital to $2,000,000 and its authorized common shares to 200,000,000. The number of common shares reserved under Nam Tai's 1993 Stock Option Plan and 2001 Stock Option Plan will also be adjusted for the three-for-one stock split.

         Nam Tai declared an annual dividend of $0.60 per common share for 2003, payable quarterly at $0.15 per share, per quarter. The second quarter dividend is payable on July 21, 2003 to holders of record as of June 30, 2003. Quarterly dividends for the remainder of 2003 will be adjusted to reflect the stock split so that commencing with the dividend payable on July 21, 2003, the dividend will be $0.05 per common share.

         If you have any questions regarding the stock split, please contact Nam Tai's transfer agent, the Registrar and Transfer Company, at 1-800-368-5948/(908) 497-2300 or Nam Tai's investor relations representative, Pan Pacific I. R. Ltd., at 1-800-661-8831/(604) 669-7800.

Sincerely,

/s/Tadao Murakami

Chairman